THE VINTAGE FUNDS
                         AMENDMENT NO. 1 TO BYLAWS


    Effective December 13, 1995, the first sentence of Section 1.2 of the Bylaws of The Vintage Funds was amended to read as follows:


    "Special meetings of the Shareholders of the Trust may be called at any time by the Board of Trustees or upon the written request of Shareholders of the Trust holding at least 10% of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting."


                                       /S/ Timothy L. Ashburn

                                       Timothy L. Ashburn, President



ATTEST:

/S/ Lynn E. Wood

Lynn E. Wood, Secretary